SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



03045333

21 November 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the Financial Results dated 20 November 2003, Re: Quarterly report for the first quarter ended 30 September 2003 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 20-11-2003 04:55:17 PM
Reference No SC-031120-10098

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as ANGKASA MARKETING BERHAD)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : 30-09-2003

*** Quarter** : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : 30-06-2004

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

SILSTON.x SILSTON-APPIII

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30-09-2003	30-09-2002	30-09-2003	30-09-2002

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

Secretary

20 NOV 2003

		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	146,540	113,764	146,540	113,764
2	Profit/(loss) before tax	-25,050	-20,654	-25,050	-20,654
3	Profit/(loss) after tax and minority interest	-25,343	-17,966	-25,343	-17,966
4	Net profit/(loss) for the period	-25,343	-17,966	-25,343	-17,966
5	Basic earnings/(loss) per share (sen)	-7.49	-40.61	-7.49	-40.61
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.5500	0.6300

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30-09-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-09-2002 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30-09-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-09-2002 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-11,105	-99	-11,105	-99
2	Gross interest income	1,445	3,466	1,445	3,466
3	Gross interest expense	14,447	17,127	14,447	17,127

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

Secretary

20 NOV 2003

SILVERSTONE CORPORATION BERHAD (41515-D)

(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim Report for the

First Quarter Ended

30 September 2003

Condensed Consolidated Income Statements	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statements of Changes in Equity	3
Condensed Consolidated Cash Flow Statements	4
Notes to the Condensed Financial Statements	5 - 9

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2003

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/09/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/09/2002 RM'000	CURRENT YEAR TO DATE 30/09/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2002 RM'000
Revenue	146,540	113,764	146,540	113,764
Operating expenses	(159,090)	(117,329)	(159,090)	(117,329)
Other operating income	1,445	3,466	1,445	3,466
Loss from operations	(11,105)	(99)	(11,105)	(99)
Finance costs	(14,447)	(17,127)	(14,447)	(17,127)
Share in results of associated companies	502	(3,428)	502	(3,428)
Loss before taxation	(25,050)	(20,654)	(25,050)	(20,654)
Taxation	(84)	(79)	(84)	(79)
Loss after taxation	(25,134)	(20,733)	(25,134)	(20,733)
Minority interests	(209)	2,767	(209)	2,767
Net loss for the period	(25,343)	(17,966)	(25,343)	(17,966)
Loss per share (sen) :				
- Basic	(7.49)	(40.61)	(7.49)	(40.61)
- Fully diluted	(7.49)	(40.61)	(7.49)	(40.61)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

SILVERSTONE CORPORATION BERHAD (41515-D)

(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2003 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	AS AT END OF CURRENT QUARTER 30/09/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment	722,821	735,122
Associated companies	292,072	291,490
Investments	120,147	119,053
Deferred tax assets	27,114	27,114
Deferred expenditure	1,275	1,294
Goodwill on consolidation	13,693	13,877
Current assets		
- Inventories	156,168	155,411
- Investments	3,973	3,927
- Trade and other receivables	384,764	407,762
- Short term deposits with financial institutions	29,182	29,767
- Cash and bank balances	47,058	29,957
	621,145	626,824
Current liabilities		
- Trade and other payables	381,409	366,459
- Short term borrowings	503,014	516,314
- AMB Bonds and SPV Debts	87,234	86,345
- Provisions	7,607	7,607
- Tax liabilities	63,645	61,092
	1,042,909	1,037,817
Net current liabilities	(421,764)	(410,993)
	755,358	776,957
Financed by:		
Share capital	338,535	338,535
Reserves	(138,547)	(110,401)
Shareholders' funds	199,988	228,134
Minority interests	84,414	83,672
Long term borrowings	32,237	32,237
AMB Bonds and SPV Debts	438,071	432,300
Deferred liabilities	237	203
Deferred taxation	411	411
	755,358	776,957
Net tangible assets per share (RM)	0.55	0.63

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

Interim report for the first quarter ended 30 September 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2003	338,535	81,525	77,885	48,730	(318,541)	228,134
Translation loss on net equity of foreign subsidiary companies	-	-	(2,492)	-	-	(2,492)
Share in post-acquisition reserves of associated companies	-	-	80	-	-	80
Net losses not recognised in consolidated income statement	-	-	(2,412)	-	-	(2,412)
Net loss for the financial period	-	-	-	-	(25,343)	(25,343)
Amortisation of reserve on consolidation	-	-	-	(391)	-	(391)
Balance at 30 September 2003	338,535	81,525	75,473	48,339	(343,884)	199,988
Balance at 1 July 2002	147,451	72,810	97,649	1,047	(509,961)	(191,004)
Translation gains on net equity of foreign subsidiary companies	-	-	1,120	-	-	1,120
Share in post-acquisition reserve of associated companies	-	-	-	(95)	-	(95)
Others	-	-	-	(4)	-	(4)
Net gains/(losses) not recognised in consolidated income statement	-	-	1,120	(99)	-	1,021
Net loss for the financial period	-	-		-	(17,966)	(17,966)
Amortisation of reserve on consolidation	-	-	-	(9)	-	(9)
Balance at 30 September 2002	147,451	72,810	98,769	939	(527,927)	(207,958)

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/09/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2002 RM'000
OPERATING ACTIVITIES		
Loss before tax	(25,050)	(20,654)
Adjustments for:		
Non-cash items	16,150	19,990
Non-operating items	12,987	13,661
Operating profit before changes in working capital	4,087	12,997
Changes in working capital		
Net change in current assets	22,524	39,567
Net change in current liabilities	3,303	(36,984)
Others	12	3,438
	29,926	19,018
INVESTING ACTIVITIES		
Others	(34)	16,251
FINANCING ACTIVITIES		
Bank borrowings	(14,926)	(13,082)
Short term deposits earmarked for bonds redemption	(1,780)	(21,980)
Others	(57)	(4,513)
	(16,763)	(39,575)
Net change in cash and cash equivalents	13,129	(4,306)
Effects of exchange rate changes	13	(9)
Cash and cash equivalents at beginning of the year	18,826	42,468
Cash and cash equivalents at end of the period	31,968	38,153

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26 "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2003.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial period or in the prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	36,704	109,215	627	146,546
Inter-segment revenue	(6)	-	-	(6)
External revenue	36,698	109,215	627	146,540
Loss from operations	(1,128)	(7,149)	(2,828)	(11,105)
Finance costs				(14,447)
Share in results of associated companies				502
Loss before taxation				(25,050)

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

Except for the following companies which have been struck-off from the register of the Registrar of Companies of Singapore with effect from 13 August 2003, there were no other changes in the composition of the Group for the current quarter and financial year-to-date:

1. AMB Automobile Pte Ltd
2. AMB Engineering Pte Ltd
3. AMB Fortune Holdings Pte Ltd

12. Changes in contingent liabilities or contingent assets

There were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

With the incorporation of the revenue of Silverstone Berhad, a subsidiary acquired in the third quarter of the last financial year, the Group recorded a higher revenue for the first three months as compared to the preceding year corresponding period. However, with the significant increase in natural rubber price, a major component in the production of tyres, the performance of the Group's Tyre division was adversely affected. Accordingly, the Group reported a higher loss before taxation of RM25.1 million.

14. Comparison with the preceding quarter's results

The revenue and loss before taxation of the Group were 10% lower at RM146.5 million and 38% lower at RM25.1 million respectively as compared to the previous quarter. The lower revenue was attributed mainly to the lower sales volume recorded by the Group's Tyre division. Included in the last quarter's loss before taxation were impairment provision and allowance for diminution in value of assets totalling RM59.2 million.

15. Prospects

With the persistently high natural rubber price affecting the performance of the Group's Tyre manufacturing operations, the operating performance of the Group is expected to remain challenging.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/09/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/09/2002 RM'000	CURRENT YEAR TO DATE 30/09/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2002 RM'000
Income tax - current period	84	79	84	79

Although the Group incurred a loss in the current quarter and financial year-to-date, it has a tax charge arising primarily from certain profitable subsidiary companies in China which for tax purposes cannot be set-off with losses from other companies within the Group.

18. Unquoted investments and/or properties

There were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	12,201

20. Status of corporate proposals

This note is not applicable.

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	96,394	-	96,394
Unsecured	406,620	32,237	438,857
	503,014	32,237	535,251
Bonds and Debts:			
- AMB Bonds	21,300	105,476	126,776
- SPV Debts	65,934	332,595	398,529
	87,234	438,071	525,305
Total	590,248	470,308	1,060,556

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	123,170
- US Dollar	14,394	54,575
- Rmb	778,711	357,506
		535,251
Bonds and Debts		
- Ringgit Malaysia	-	126,776
- US Dollar	104,876	398,529
		525,305

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. Earnings / (Loss) per share

Basic

Loss per share is calculated by dividing the Group's net loss for the period by the weighted average number of shares in issue of 338.54 million shares (30.9.2002 : 44.24 million shares after adjusting for the capital reconstruction exercise under the Group Wide Restructuring Scheme ("GWRS")).

Fully diluted

The fully diluted loss per share has been calculated based on the Group's net loss for the period by the weighted average number of shares in issue of 338.54 million shares (30.9.2002 : 44.24 million shares after adjusting for the capital reconstruction exercise under the GWRS). The weighted average number of shares is arrived at without taking into account the number of shares to be issued as a result of exercise of the Executive Share Option Scheme and the conversion of the Redeemable Cumulative Convertible Preference Shares in the computation since they do not have any dilutive effect on the basic loss per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The status of the various conditions imposed by the SC in its approval of the GWRS include the requirements to disclose the followings:

(a) Status of the turnaround exercise for loss-making operations;

(b) Status of the proposed divestment programme; and

(c) Status of the issues affecting the joint-venture companies of the Company in the People's Republic of China.

Please refer to Appendix I to III for the above details.

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

Steps taken or to be taken	Status and progress
(a) **Subsidiary company** **Dong Feng Lion Tyre Co Ltd**	
(i) Replacement of key management staff including the General Manager, Assistant General Manager, Marketing Manager and Purchasing Manager.	(i) Implemented
(ii) Strengthening control mechanism over credit control and collections system, purchasing and factory production overhead system, capital expenditure and authority limit level documentation.	(ii) Implemented
(iii) Review of production mix and introduction of changes to the sizes and patterns of the tyres produced to suit the market demand.	(iii) On-going
(b) **Associated companies** **Nanjing Jincheng Machinery Co Ltd**	
(i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks with meeting stringent performance target.	(i) Implemented
(ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii) Maximisation of efficiency of existing production capability and divestment of idle assets.	(iii) In progress
Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.	On-going
(c) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turn them around.	On-going

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	PDP (Per GWRS)	Completed Before December 2002	Divestment Concluded Subsequent to December 2002				
			Total	Proceeds Received/to be Received (Jan-Dec 03)			
				Proceeds Received in		Projected to Dec 2003	Projected Full Year
				Current Quarter	Current YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
					(a)	(b)	(a) + (b)
By 31 December 2002							
Non-listed shares in automotive industry companies **	54.7	54.7	-	-	-	-	-
By 31 December 2003							
Non-listed shares in automotive industry companies	83.8	-	-	-	-	83.8	83.8
By 31 December 2004							
Wuhan Fortune Motor Co Ltd ##	42.7	-	43.1	7.3	7.3	-	7.3
Non-listed shares in automotive industry companies	30.7	-	-	-	-	-	-
	73.4						
By 31 December 2005							
Non-listed shares in tyre industry companies	75.6	-	-	-	-	-	-
By 31 December 2006							
Non-listed shares in automotive industry companies	94.7						
Total	382.2	54.7	43.1	7.3	7.3	83.8	91.1

** The entire divestment proceeds of RM243.7 million was received by the Company, of which RM189 million had been utilised earlier by the Company to repay certain borrowings and to repay the Security Providers of Avenel Sdn Bhd.

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Utilisation	
	RM' million	RM'million		RM'million
## Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	20.38	23.08	Repayment of borrowings	43.11
	The outstanding balance will be paid in the following manner:		Estimated expenses	0.35
			Gross proceed	43.46
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Before 15 August 2004	4.826	RM8.6 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance is pending repatriation from China and has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	
	Before 15 August 2005	6.084		
	Before 15 August 2006	6.084		
	Before 15 August 2007	6.084		
		23.08		
The divestment was completed on 24.4.2003.				

(iii) Plans to overcome any projected shortfall

The Group had disposed of its subsidiary company, Angkasa Transport Equipment Sdn Bhd Group to Lion Asiapac Limited ("LAP"). The disposal consideration was satisfied by 149,022,728 new ordinary shares of SGD0.25 each in LAP at par together with 149,022,728 free detachable LAP warrants attached. The LAP shares are listed on the Singapore Exchange Securities Trading Limited and the Group will dispose of these shares and warrants at the appropriate time. However, in the event that the Group is unable to effect the divestment due to poor market sentiment, lenders consent will be sought to reschedule the repayment date of its AMB Bonds and SPV Debts. Meanwhile, the Group is actively seeking potential buyers for those companies under its PDP.

SILVERSTONE CORPORATION BERHAD (41515-D)

(formerly known as Angkasa Marketing Berhad)
(Incorporated in Malaysia)

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 31 October 2003
1.	Land Use Right(s) for land(s) ("LUR") and Property Ownership Right(s) for building(s) ("POR") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint-venture agreement		The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.:	The PRC Parties are in the process of effecting the transfer of the LUR and/or POR to the JV Co. and will endeavour to complete the transfer by 30 June 2004.
		Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	
		Dong Feng Lion Tyre Co Ltd ("Dong Feng") (SCB Group's equity holding : 55%)	PRC Party: China Dong Feng Tyre Factory Building: No. 221, Hanjiang Road, Shiyan City, Hubei Province, PRC	Dong Feng is seeking a letter of confirmation from the relevant authorities in the PRC that the POR belong to Dong Feng. The letter of confirmation is expected to be received by 31 December 2003.

SILVERSTONE CORPORATION BERHAD (41515-D)

(formerly known as Angkasa Marketing Berhad)
(Incorporated in Malaysia)

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC") (continued)

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 31 October 2003
2.	The amount of JV Co.'s capital had exceeded the authorised limit of the provincial Ministry of Foreign Trade and Economic Commission ("MOFTEC") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Jiangxi Fuqi Motor Co Ltd ("JFM") (SCB Group's equity holding : 50%)	JFM's existing total investment is USD37.50 million (equivalent to approximately RM142.50 million). The Management of the SCB Group had liaised with the PRC Party, Jiangxi Fuqi Automobile Factory, to seek the approval for the reduction of JFM's capital by USD7.50 million (equivalent to approximately RM28.50 million) to USD30 million (equivalent to approximately RM114 million).	JFM will endeavour to resolve the Issue by 30 June 2004
		Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of the SCB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOFTEC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOFTEC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing.